Ternium S.A., Société anonyme Registered office: 26 Boulevard Royal, 4th floor L-2449 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

TERNIUM S.A. HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS
OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

December 16, 2022

Office of Manufacturing, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-4631.

Attention: Mr. Charles Eastman
Ms. Claire Erlanger

Re: Ternium S.A.
Form 20-F For the Year Ended December 31, 2021
Form 6-K furnished April 27, 2022
File No. 1-32734

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated November 29, 2022, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer. The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. In some cases, the responses address more than one comment. The comments themselves are set forth in boldface type.

Response Letter dated November 29, 2022
Note 4. Segment Information, page F-40

1.We note from your response to comment 3 that your CODM reviews the Commercial and Industrial Performance Report on a monthly basis, which includes financial information [on] Mexico, the Southern Region, Brazil and Other Markets business units. We continue to have concerns about your identification of your operating segments. Tell us in detail why these business units do not meet the operating segment characteristics described in IFRS 8 paragraph 5. Specifically address in your response how you considered whether this business unit financial information represents operating results that are regularly reviewed by your CODM to make decisions about resources to be allocated to each business unit and assess its performance.

R: As an introductory matter, the Company would like to clarify the meaning of the following two terms, which have been repeatedly used in the Company’s responses to previous Staff’s comments and are being used in this response letter:

“Business Unit” means a market or group of markets under the supervision of an Area Manager where Ternium sells products to unaffiliated third parties.

“Production Unit” means an industrial facility or group of industrial facilities under the supervision of an Area Manager where Ternium products are manufactured.

“Profit Center” means and includes each of the Profit Center Steel and the Profit Center Mining.

The Company respectfully informs the Staff that the financial information included in the Commercial and Industrial Performance Report regarding its “Mexico,” “Southern Region,” “Brazil” and “Other Markets” Business Units does not meet the operating segments characteristics described in IFRS 8 paragraph 5 for the following reasons:

a.The requirement of paragraph 5(b) of IFRS 8 is not met with respect to the Business Units because the CODM makes decisions about allocating resources and assessing performance at a Profit Center level, and not a Business Unit level.

b.The financial information included in the Business Units section of the Commercial and Industrial Performance Report only includes sales to unaffiliated third parties in the market(s) under the supervision of each Area Manager; as a result, such financial information excludes intercompany transactions as well as export sales to third parties and, therefore, does not represent the total volume produced in the Production Unit under the supervision of such Area Manager. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

c.In addition, costs allocated to sales of any given Business Units only include standardized direct costs (such as raw materials, direct labor and energy) and do not include fixed expenses, which are separately attributed to each Production Unit (including, for example, amortization charges, extraordinary maintenance expenses and industrial fixed costs).

d.The exclusive purpose of the disaggregated information included in the Business Unit and Production Unit sections of the Commercial and Industrial Performance Reports is to analyze performance of certain variables used by the CODM and the Area Managers to monitor budget targets. Some of these variables are used to analyze performance of the Area Managers regarding their commercial (Business Units) and industrial (Production Units) responsibilities, and some of them only to review realized steel prices and actual cost of semifinished steel, raw materials and workforce, among others, and compare them to previously estimated sales prices and costs in the budget. Below are some of the main variables followed by the CODM:
◦Business Unit section:
•Shipments variation: the CODM evaluates actual shipment performance for each Area Manager in their respective Business Units.
•FOB price variation: the CODM checks differences between realized steel prices compared with those estimated in the budget.
•Raw material, labor and other inputs price variation: the CODM analyses the differences between actual prices for these inputs compared to standard costs used for budget purposes.
◦Production Unit section:
•Consumption variation: the CODM measures the efficiency of the facilities regarding the use of raw materials, workforce and other inputs in the production process compared to pre-defined physical consumption levels determined in the budget as standard costs.

The information on Commercial Results for each Business Unit included in the Commercial and Industrial Performance Report is not used and cannot be used by the CODM to allocate resources to each Business Unit because such information is incomplete. Furthermore, adding the Commercial Results line and the Total PU/Functional areas expenses line would yield a misleading result that is not and cannot be considered by the CODM to allocate resources. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

The Company believes that the fact that it provides certain disaggregated information to the CODM, which does not provide a complete picture of performance and profitability (and that is not used and cannot be used by the CODM to allocate resources), does not on its own justify a conclusion that the regions constitute separate operating segments. Further, the Company believes such incomplete information could be misleading to investors. For the disaggregated information to be complete and represent an accurate picture of profitability of each region, the Company would need to prepare information that is currently not being prepared or used by the CODM.

2. We note your response to our comment number 1. You state “upon further reflection and discussions with the Staff, the Company believes that it is more appropriate to state that the Company only has two operating segments—Mining and Steel, and that its regional operations do not qualify as operating segments under IFRS 8.” Expand your response to walk us through the material factors you considered in this apparent change to your identified operating segments. As part of your response, tell us why the previous disclosure differs from your current view. We further note the staff did not provide guidance on what would constitute the appropriate operating segments, based on your facts and circumstances, during our discussions.

R: The purpose of the statement included in its previous response letter, and quoted by the Staff, is to make clear the Company’s view that it has two reportable operating segments, based on the reasons and arguments discussed during our videoconference and further elaborated in the Company’s previous response letter. The Company confirms to the Staff that the Company did not change its identified operating segments; rather, the Company is proposing to correct the explanation about operating segments included in the disclosure in the financial statements. The Company mistakenly described the four Business Units as operating segments. The Company does not believe these four Business Units are operating segments as defined by IFRS 8. Accordingly, the Company has proposed to correct this mistaken explanation in future filings.

3.We note from your proposed revisions to your segment footnote on page 2 of your response, that the CEO holds monthly meetings in which operating and financial performance information is reviewed, including financial information that differs from IFRS (with certain differences listed). However, the table below this narrative in your response appears to be consistent with the IFRS financial statements for the totals presented. Resolve this inconsistency for us. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

R: The Company advises the Staff that the reason for the inconsistency between (i) the amounts included in the Profit Center tables for cost of sales and EBIT/Operating income and (ii) the amounts included in the segment disclosure for the same period is attributable to the use of different cost methodologies (i.e., standardized direct costs compared to full cost), as described in our response to comment number 1 in our response letter dated November 2, 2022 .

The table included in the proposed revised financial statements reflects the Company’s interpretation of the Staff’s request to eliminate the reconciliation between the different cost methodologies: (i) based on management’s view, the use of direct cost methodology to calculate the inventories and of standardized costs based on previously internally defined cost estimates, and (ii) under IFRS, the use of full cost, including absorption of production overheads and depreciation, and historical cost (with the FIFO method).

Previously, management’s view and IFRS operating income were presented as follows:

4.We note the organization chart provided in your response to our comment number 2. As previously requested, identify and describe the role of each of your segment managers. Refer to IFRS 8 paragraph 9. Also, explain to us the role of the Global Planning Direction and how that position may interact with the Area Managers.

R: The Company provides below information that the Company believes to be responsive to the Staff’s comments number 4, 5, 6 and 8:

I.Key operating decisions to run the business (and the persons responsible for them)

1.Steel segment

a.The CODM determines the optimal combination of activity/cost levels and product/market allocation to maximize profitability at the Steel segment level.

b.The Chief Planning Officer (Global Planning Direction, reporting to the CODM) makes decisions with impact on cross sales of steel products (produced in a Production Unit supervised by an Area Manager but sold to a third party through a Business Unit supervised by a different Area Manager) and on intercompany sales. In addition, the Chief Planning Officer determines slab sourcing origin for processing in the different Production Units (either produced in the same Production Unit, in a different Production Unit or purchased from a third party).

c.The Area Managers make decisions with impact on the operating and cost performance of their respective Production Units, on the sales of steel products in their respective Business Units, and on energy sourcing for their respective Production Units.

d.EXIROS, which is the Company’s affiliated purchasing agent, determines purchase volumes and optimizes purchase prices of iron ore, coking coal and other raw materials to feed all Production Units.

e.The Chief Technology Officer makes decisions related to R&D and quality assurance for The Company’s steel products.

2.Mining segment

a.The Mining Vice President makes decisions regarding iron ore mining and processing operations in Mexico, including reserves and resources estimations, mine life plans calculations, production costs management, community relations, safety and environmental issues, as well as management of iron ore sales to the Steel segment and third parties.

3.Global functions

a.The CODM makes decisions related to capital expenditures, like greenfield, brownfield and IT, as well as M&A transactions.

b.The Chief Industrial and Engineering Officer makes decisions regarding the coordination of operations, safety, environment and best industrial practices for all Production Units.

c.The Chief Financial Officer makes decisions related to debt/cash management, tax optimization and risk assessment and management, among others.

d.The Chief Information Officer (reporting to the CFO) makes decisions related to the performance and development of Ternium’s IT infrastructure.

e.The Chief Human Resources Officer makes decisions regarding optimal requirements of own and contracted personnel for all Production Units and functional departments.

II.Resource allocation by the CODM

The annual budget is the tool which the CODM uses to allocate resources to the business of the Steel and Mining segments and against which the CODM measures the Company’s performance.

The Global Planning Direction is the area in charge of coordinating and consolidating the information to prepare the Company’s annual budget, as well as setting the assumptions that are used by all areas (including prices of steel, raw materials and energy, exchange rates, inflation rates and economic growth rates).

The role of the Area Managers with respect to the annual budget relates specifically to the expected performance of the Production Unit and Business Unit under their responsibility. Area Managers are ultimately responsible for determining target sales volumes and prices for the Business Unit under their supervision. Area Managers do not determine intercompany transfers or export sales of products produced by the Production Units under their supervision, as these are determined by the Global Planning Direction. In addition, Area Managers determine target production volumes and costs for their Production Units, taking into consideration the raw material and energy cost assumptions provided by the Global Planning Direction and the operating rates and yields expected by their Industrial Operations Vice Presidents. Consequently, Area Managers cannot be considered as segment managers according to paragraph 9 of IFRS 8, because, as explained in the Company’s response to comment 1, the scope of their responsibilities in the respective geographical regions does not reach a sufficient level of accountability to be considered a segment manager.

The Company notes that the budgeted production volumes in a Production Unit under the supervision of an Area Manager will not necessarily be in line with the expected sales volumes in his/her Business Unit, as a portion of the steel production in such Production Unit could be sold to third parties by other Business Units and/or sold through intercompany transactions to other Production Units for further processing. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

The budget for sales in each region is based on the sales opportunities identified by the Commercial Vice President of each Business Unit under the supervision of a specific Area Manager. These sales may correspond to products manufactured in the Production Unit under the supervision of the same Area Manager or in a different Production Unit. This combination of sources is coordinated by the Global Planning Direction and any steel intercompany sales are made on arm’s length terms. As a result, the budgeted cost for each Business Unit may represent a combination of the production cost attributed to the same Area Manager’s Production Unit, the transfer price of products purchased to other Production Units, and steel products purchased from third parties that are then re-sold in the region’s Business Unit.

Below we include a description of the budgeting process from design to final approval, as well as the persons involved in the process.

1.Steel segment

a.The Global Planning Director determines prices of raw materials, steel, macroeconomic assumptions and defines cost reduction targets for the year.

b.The Commercial Vice Presidents (reporting to Area Managers) assigned to each Business Unit propose targets for sales volumes and prices in their respective markets.

c.The Industrial Operations Vice Presidents (reporting to Area Managers) assigned to each Production Unit propose production plans based on maximum capacity utilization and their estimation of production costs. These production plans may exceed the volume needs forecasted by the Commercial Vice Presidents of the Business Units under the supervision of the same geographic region Area Managers.

d.The Global Planning Director proposes a CAPEX plan for the year in line with the Company’s long term capex strategy approved by the CODM. The CODM allocates resources for capital expenditures to the different Steel segment Production Units as a function of the potential production of the whole industrial system. An example is the allocation of resources for the acquisition, in 2017, of a steel slab-making facility in Rio de Janeiro, Brazil, which provides steel slabs to the Production Units in Mexico and Argentina for further processing. Capital expenditures may be reallocated among the Steel segment’s Production Units throughout the year in order to attain the budget’s goals.

e.Based on the information gathered pursuant to steps a. to d., the Global Planning Director proposes a sales plan, a production plan, a steel purchases plan and a raw material purchases plan. These plans comprise the entire Steel segment.

f.The CODM considers, with the assistance of the Global Planning Director, different alternatives for these plans, and determines the combination of industrial capacity utilization and market allocation of products that maximizes the profitability of Ternium’s steel industrial system as a whole. The final outcome of this process results in the “Commercial-Industrial plan.”

g.The Chief Human Resources Officer, together with the Industrial Operations Vice Presidents, allocate staffing, number of shifts in the mills, labor costs and general expenses required to implement the Commercial-Industrial plan.

h.The Area Managers determine logistic costs for their operations, end-cost for their products and expected revenues, in line with the Commercial-Production plan.

2.Mining segment

a.The Mining Vice President proposes mine life plans and production rates, as well as intercompany and third-party sales volumes and prices, and estimates production costs.

b.The CODM allocates resources in the budget for the operation of the mining business as a function of its profitability.

c.In addition, the CODM allocates resources for capital expenditures in mining operations taking into consideration their return on investment and the cost of alternative steel making materials for the Steel segment (such as, third party iron ore pellets and/or steel scrap).

3.Final steps

a.The Chief Financial Officer determines financing needs and sourcing alternatives, as well as expected tax impact of the budget and tax planning.

b.The Global Planning Director prepares the final version of the budget and related financial statements.

c.The CODM approves the annual budget.

III.Performance assessment

The CODM measures actual performance with respect to the annual budget on a monthly basis. To this end, the Global Reporting Senior Director issues a monthly Commercial and Industrial Performance Report for review by the CODM and the Area Managers.

After allocating resources to the Steel and Mining segments (based on the annual budget as explained above), the CODM assesses each segment’s performance deviations from the budget on the Profit Centers table of the Commercial and Industrial Performance Report. The Steel Profit Center regional detailed table is a complement to this information, mainly used by the Area Managers to review the performance of the Business Units and the Production Units under their supervision with respect to the budget. As described in the Company’s response to comment 1, the disaggregated information provided in the Steel Profit Center regional detailed table is used by the CODM to analyze budget deviations for certain variables and to indicate corrective actions.

5.In your response to comment number 2 you state “The CODM evaluates the operations and performance of the Steel business as a whole, using operating income as the key performance measure. In addition, decision-making is carried out with respect to Ternium’s Steel business in all markets in the aggregate.” Provide us more detail as to how the CODM allocates resources to the business and assesses its performance, including the nature of decisions made by the CODM as they relate to any of the geographic regions. Also, as previously requested, identify for us the key operating decisions necessary to run the business and identify for us who makes those decisions.

R: Please see our response to comment number 4.

6.In the same response, you describe the budget, which is prepared by the Global Planning Direction and presented to the CEO. The CEO meets with those responsible for each department/direction and makes “observations, determines any required amendments” prior to approval. To help us better understand your response, identify the individuals involved at each level of the budget process from the beginning to final approval, and the nature of their involvement. As part of your response, explain the role of the Area Managers and Global Planning Direction in budgeting, and how budgets for sales and costs of each region are developed.

R: Please see our response to comment number 4.

7.We note your response to comment #2 relating to compensation. Clearly indicate if any of the Area Managers or segment manager’s compensation is based on financial metrics calculated below a consolidated level, and if so, what those metrics are.

R: The Company informs the Staff that the Area Managers’ compensation is not based on, nor is it directly related to, the operating performance results of their respective Business Units.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

8.In your response to comment 3, you identified the Steel profit center regional detailed table as one of the two main schedules of the Commercial and Industrial Performance Report. Explain to us the purpose of this schedule and how each of the Business Units’ commercial results and Production Units’ results are used by the CODM, including the use of any budget to actual information. Also expand further on your statement that this table does not have a unit of measurement for purposes of allocating resources and evaluating performance.

R: Please see our response to comment number 4.

9. We further note you disclose that the “CODM receives from time to time a variety of financial and non-financial reports and reviews certain information by geographic region to assess the industrial and commercial performance in the different areas.” Explain to us the nature of the information included in these reports, if different from that included in the response, the frequency with which they are received, and explain to us how these reports are used to assess performance but are not used to determine how to allocate resources.

R: In addition to the Commercial and Industrial Performance report, the CODM receives the following monthly reports:

a.Area Manager report, with the following non-financial indicators:
◦For Business Units: safety, third-party shipments and prices, fulfillment of orders, stock volumes, steel purchases, total market steel imports, market share.
◦For Production Units: production by line, maintenance and extraordinary events, quality, payroll.
b.Safety and health report.
c.Human Resources report, with information of headcount and salaries by legal entity.
d.Industrial production performance report.
e.Commercial orders fulfillment report.
f.Maintenance report.

10. We note your response that the Steel profit center regional detailed table includes only sales to external customers for the geographic regions in the Steel segment. Explain why this table does not include intercompany transaction. Additionally, tell us if any intercompany sales information is provided to the CODM and if so tell us how he uses that information.

R: The Company informs the Staff that the regional detailed table for the Steel Profit Center only includes third-party transactions because the Company reviews performance based only on such transactions. Intercompany sales are excluded because they are not relevant to the Company’s overall performance of the Steel Profit Center, nor are they under the control of the Area Managers in charge of the respective Business Units. In addition, the CODM uses the information as presented to assess the performance of the Area Managers. The CODM does not receive any report where total sales (including intercompany sales) are aggregated by shipments originated in any specific Production Unit, nor any report detailing intercompany sales.

* * * * *

If you have any questions relating to this letter, please feel free to call Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603. He may also be reached by e-mail at brownp@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio

Pablo Brizzio
Chief Financial Officer

cc: Magalie Cormier
(PricewaterhouseCoopers)

Diego E. Parise
(Mitrani Caballero & Ruiz Moreno)

Patrick S. Brown
(Sullivan & Cromwell LLP)